SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                                 ASTRO-MED, INC.
                                (Name of Issuer)



                          Common Stock, $.05 par value
                         (Title of class of securities)



                                    04638F10
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)

     1) Name of Reporting Person. Everett V. Pizzuti


     2) Check the Appropriate box if a Member of a Group (See Instructions)

     (a) [ ]

     (b) [ ]


     3) SEC Use Only......................................


     4) Citizenship or Place of Organization. United States

Number of         (5)  Sole Voting Power:  398,079
Shares Bene-
ficially          (6)  Shared Voting Power:  2,101
Owned By
Each Report-      (7)  Sole Dispositive Power:  398,079
ing Person
With              (8)  Shared Dispositive Power:  2,101

     9) Aggregate Amount  Beneficially  Owned by Each Reporting Person.  400,180

     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions).    N/A


     11) Percent of Class Represented by Amount in Row 9. 8.5%

     12) Type of Reporting Person (See Instructions). IN

Item 1(a).  Name of Issuer.

          Astro-Med, Inc. (ALOT)

Item 1(b).  Address of Issuer's Principal Executive Offices.

          600 East Greenwich Avenue, West Warwick, RI 02893

Item 2(a).  Name of Person Filing.

          Everett V. Pizzuti

Item 2(b).  Address of Principal Business Office.

          Astro-Med Industrial Park, 800 East Greenwich Avenue, West Warwick, RI 02893

Item 2(c).  Citizenship.

          United States.

Item 2(d).  Title of Class of Securities.

          Common Stock, $.05 par Value.

Item 2(e).  CUSIP Number.

          04638F10

Item 3.

          Not applicable.

Item 4.  Ownership.

         (a) Amount Beneficially Owned.
             172,754 shares are held directly
             225,325 shares held subject to exercisable options
             2,101 shares held indirectly under employee stock ownership plan

         (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Pizzuti represent 8.5% of the issued and outstanding common stock (assuming exercise of exercisable options).

         (c) Number of shares of Common Stock as to which Mr. Pizzuti has:

               (i)  sole power to vote or to direct the vote: 398,079

               (ii) shared power to vote or to direct the vote: 2,101

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    398,079

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    2,101

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 1999          /s/ Everett V. Pizzuti
                                    ----------------------
                                    Everett V. Pizzuti